NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTCQB

Acquisition of common shares

Vancouver, BC, July 11, 2019. 37 Capital Inc. (the “Company” or “37 Capital”). The Company announces that its President & CEO Mr. Jake Kalpakian (“Mr. Kalpakian”) has acquired common shares of the Company.

Early Warning Requirement

Mr. Kalpakian, through one of his private companies, has acquired 700,000 common shares of 37 Capital at the price of $0.05 through the facilities of the CSE. As a result of the acquisition, Mr. Kalpakian now has ownership and control of 2,616,220 common shares representing approximately 37% of the issued and outstanding common shares of 37 Capital as at July 11, 2019.

Mr. Kalpakian may acquire further common shares of, or dispose his holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report from Mr. Kalpakian has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report by Mr. Kalpakian and further information may also be obtained by contacting 37 Capital at 604-681-1519.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian
Jake H. Kalpakian
President

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.